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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Eagle Test Systems Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

270006109 (CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	270006109	13G	Page 2

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

TA IX L.P.                                                                      04-3520503

TA/Atlantic and Pacific IV L.P.                                    04-3465628

TA Strategic Partners Fund A L.P.                                01-0682418

TA Strategic Partners Fund B L.P.                                01-0682422

TA Subordinated Debt Fund L.P.                                  04-3506994

TA Investors LLC                                                           04-3395404

2.	Check the Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.

Citizenship or Place of Organization

TA IX L.P.                                                                      Delaware

TA/Atlantic and Pacific IV L.P.                                    Delaware

TA Strategic Partners Fund A L.P.                                Delaware

TA Strategic Partners Fund B L.P.                                Delaware

TA Subordinated Debt Fund L.P.                                  Delaware

TA Investors LLC                                                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

        TA IX L.P.                                                  4,699,664
        TA/Atlantic and Pacific IV L.P.                1,327,127
        TA Strategic Partners Fund A L.P.                96,200
        TA Strategic Partners Fund B L.P.                17,263
        TA Subordinated Debt Fund L.P.                373,572
        TA Investors LLC                                         101,461

  6.    Shared Voting Power

        N/A

  7.    Sole Dispositive Power

        TA IX L.P.                                                 4,699,664
        TA/Atlantic and Pacific IV L.P.               1,327,127
        TA Strategic Partners Fund A L.P.                96,200
        TA Strategic Partners Fund B L.P.                17,263
        TA Subordinated Debt Fund L.P.                373,572
        TA Investors LLC                                         101,461

  8.    Shared Dispositive Power

        N/A

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

TA IX L.P.                                                                           4,699,664

TA/Atlantic and Pacific IV L.P.                                          1,327,127

TA Strategic Partners Fund A L.P.                                           96,200

TA Strategic Partners Fund B L.P.                                           17,263

TA Subordinated Debt Fund L.P.                                           373,572

TA Investors LLC                                                                   101,461

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.

Percent of Class Represented by Amount in Row 9

TA IX L.P.                                                                                20.51%

TA/Atlantic and Pacific IV L.P.                                                 5.79%

TA Strategic Partners Fund A L.P.                                               .42%

TA Strategic Partners Fund B L.P.                                               .08%

TA Subordinated Debt Fund L.P.                                               1.63%

TA Investors LLC                                                                         .44%

12.	Type of Reporting Person Five Partnerships One Limited Liability Company

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1 (a) Name of Issuer: Eagle Test Systems Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices:

	2200 Millbrook Drive
	Buffalo Grove IL, 60089

Item 2 (a) Name of Person Filing:

	TA IX L.P.
	TA/Atlantic and Pacific IV L.P.
	TA Strategic Partners Fund A L.P.
	TA Strategic Partners Fund B L.P.
	TA Subordinated Debt Fund L.P.
	TA Investors LLC

Item 2 (b) Address of Principal Business Office:

	c/o TA Associates
	John Hancock Tower
	200 Clarendon St 56th Floor
	Boston, MA 02116

Item 2 (c) Citizenship: Not Applicable

Item 2 (d) Title and Class of Securities: Common

Item 2 (e) CUSIP Number: 270006109

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a: Not Applicable

Item 4	Ownership

Item 4 (a)	Amount Beneficially Owned:	Common Stock

	TA IX L.P.	4,699,664
	TA/Atlantic and Pacific IV L.P.	1,327,127
	TA Strategic Partners Fund A L.P.	96,200
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC	17,263 373,572 101,461

Item 4 (b)	Percent of Class	Percentage

	TA IX L.P.	20.51%
	TA/Atlantic and Pacific IV L.P.	5.79%
	TA Strategic Partners Fund A L.P.	.42%
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC	.08 1.63 .44	% % %

Item 4 (c)	Number of shares as to which such person has:

	(i) sole power to vote or direct the vote:	Common Stock

	TA IX L.P.	4,699,664
	TA/Atlantic and Pacific IV L.P.	1,327,127
	TA Strategic Partners Fund A L.P.	96,200
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC	17,263 373,572 101,461

	(ii) shared power to vote or direct the vote:	N/A

	(iii) sole power to dispose or direct the disposition:	Common Stock

	TA IX L.P.	4,699,664
	TA/Atlantic and Pacific IV L.P.	1,327,127
	TA Strategic Partners Fund A L.P.	96,200
	TA Strategic Partners Fund B L.P.	17,263
	TA Subordinated Debt Fund L.P.	373,572
	TA Investors LLC	101,461

	(iv) shared power to dispose or direct the disposition	N/A

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Subordinated Debt Fund L.P., and TA Investors LLC hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Eagle Test Systems Inc.

Dated: February 13, 2007

TA IX L.P.

By:	TA Associates IX LLC., its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/Atlantic and Pacific IV L.P.

By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund A L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund B L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Subordinated Debt Fund L.P.

By:	TA Associates SDF LLC., its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Investors LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer